

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2010

Via U.S. Mail and Fax (404) 443-4192

Dennis L. Fink
Executive Vice President & Chief Financial Officer
Haverty Furniture Companies, Inc.
780 Johnson Ferry Road, Suite 800
Atlanta, Georgia 30342

  Re: Haverty Furniture Companies, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2009
     Filed March 8, 2010
     Definitive Proxy Statement on Schedule 14A
     Filed March 30, 2010
     File No. 001-14445

Dear Mr. Fink:

  We have completed our review of your filings and do not have any further comments at this time.

          Sincerely,

          H. Christopher Owings
          Assistant Director